SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-32382; File No. 812-14219]

Goldman Sachs BDC, Inc., et al.; Notice of Application

December 7, 2016

Action: Notice of application for an order under sections 17(d) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions

otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development

companies ("BDCs") and certain closed-end management investment companies to co-invest in

portfolio companies with each other and with affiliated investment funds.

Applicants: Goldman Sachs BDC, Inc. ("BDC I"), Goldman Sachs Private Middle Market Credit

LLC ("BDC II"), Goldman Sachs Middle Market Lending LLC ("BDC III," and together with BDC

I and BDC II, the "Companies"), and Goldman Sachs Asset Management, L.P. (the "Adviser"),

each on behalf of itself and its successors.[1]

Filing Dates: The application was filed on September 27, 2013, and amended on January 9, 2014,

October 9, 2015, January 8, 2016, August 26, 2016, and December 5, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on January 3, 2017, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers,

a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature

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[1]   For the purposes of the requested order, a "successor" includes an entity or entities that result from a
        reorganization into another jurisdiction or a change in the type of business organization.

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: David Plutzer, Esq., Goldman Sachs Asset Management L.P., 200 West Street, 15th Floor, New York, NY 10282.

For Further Information Contact: Mark N. Zaruba, Senior Counsel, at (202) 551-6878 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   BDC I is a Delaware corporation organized as a closed-end management investment company that has elected to be regulated as a BDC under section 54(a) of the Act.[2]   BDC II is a Delaware limited liability company organized as a closed-end management investment company that has elected to be regulated as a BDC under section 54(a) of the Act. BDC III is a Delaware limited liability company[3] organized as a closed-end management investment company that intends to elect to be regulated as a BDC under section 54(a) of the Act. Each Company's Objectives and

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[2]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]   Applicants represent that BDC III intends to convert to a Delaware corporation.

Strategies[4] are to generate current income and, to a lesser extent, capital appreciation through debt and equity investments. The business and affairs of each Company is managed under the direction of a Board,[5] a majority of whose members are persons who are Non-Interested Directors.[6]

2.   The Adviser, a Delaware limited partnership, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser serves as the investment adviser to each Company and will serve as the investment adviser to each Future Regulated Fund (as defined below).

3.   Applicants seek an order ("Order") to permit a Regulated Fund[7] and one or more other Regulated Funds and/or one or more Affiliated Funds[8] to (a) co-invest with each other in investment opportunities in which the Adviser negotiates terms in addition to price; and (b) make additional investments in such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers ("Follow-On Investments") through a proposed co-investment program (the "Co-Investment Program") where such participation would otherwise be prohibited under section 17(d) or section 57(a)(4) and the rules under the Act. "Co-

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[4]   "Objectives and Strategies" means a Regulated Fund's (as defined below) investment objectives and strategies, as described in the Regulated Fund's registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933 (the "Securities Act"), or under the Securities Exchange Act of 1934, and the Regulated Fund's reports to shareholders.

[5]   The term "Board" means, with respect to any Regulated Fund (as defined below), the board of directors of that Regulated Fund.

[6]   The term "Non-Interested Directors" means, with respect to any Board, the directors who are not "interested persons" within the meaning of section 2(a)(19) of the Act.

[7]   "Regulated Fund" refers to BDC I, BDC II, BDC III, once it has elected to be regulated as a BDC under the Act, and any Future Regulated Fund. "Future Regulated Fund" means any closed-end management investment company (a) that is registered under the Act or has elected to be regulated as BDC, (b) whose investment adviser is the Adviser, and (c) that intends to participate in the Co-Investment Program (as defined below).

[8]   An "Affiliated Fund" means an entity (a) whose investment adviser is the Adviser, (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, and (c) that intends to participate in the Co-Investment Program. No Affiliated Funds exist at this time.

Investment Transaction" means any transaction in which a Regulated Fund (or its "Wholly-Owned

Investment Sub," as defined below) participates together with one or more other Regulated Funds

and/or one or more Affiliated Funds in reliance on the requested Order. "Potential Co-Investment

Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned

Investment Sub) could not participate together with one or more other Regulated Funds and /or one

or more Affiliated Funds without obtaining and relying on the Order.[9]

4.   Applicants state that a Regulated Fund may, from time to time, form a Wholly-

Owned Investment Sub.[10]   Such a subsidiary would be prohibited from investing in a Co-

Investment Transaction with any other Regulated Fund or Affiliated Fund because it would be a

company controlled by its parent Regulated Fund for purposes of section 57(a)(4) and rule 17d-1.

Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-

Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned

Investment Sub's participation in any such transaction be treated, for purposes of the Order, as

though the parent Regulated Fund were participating directly. Applicants represent that this

treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than

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[9]   All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

[10]   The term "Wholly-Owned Investment Sub" means an entity (a) whose sole business purpose is to hold one or more investments on behalf of a Regulated Fund (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (b) that is wholly-owned by the Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (d) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. All subsidiaries of the Regulated Fund participating in the Co-Investment Transactions will be Wholly-Owned Investment Subs. The term "SBIC Subsidiary" means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the "SBA") to operate under the Small Business Investment Act of 1958, as amended (the "SBA Act") as a small business investment company (an "SBIC").

serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of

interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The

Regulated Fund's Board would make all relevant determinations under the conditions with regard to

a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Regulated

Fund's Board would be informed of, and take into consideration, any proposed use of a Wholly-

Owned Investment Sub in the Regulated Fund's place. If the Regulated Fund proposes to participate

in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board

will also be informed of, and take into consideration, the relative participation of the Regulated

Fund and the Wholly-Owned Investment Sub.

5.   The Adviser expects that any portfolio company that is an appropriate investment for

a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds

and/or one or more Affiliated Funds, with certain exceptions based on available capital or

diversification.[11] When considering Potential Co-Investment Transactions for any Regulated Fund,

the Adviser will consider only the Objectives and Strategies, Board-Established Criteria,[12]

investment policies, investment positions, capital available for investment, and other pertinent

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[11]   The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[12]   The term "Board-Established Criteria" means criteria that the Board of the applicable Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions which would be within the Regulated Fund's then-current Objectives and Strategies that the Adviser should consider as appropriate for the Regulated Fund. If no Board-Established Criteria are in effect for a Regulated Fund, then the Adviser will consider all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies for that Regulated Fund. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve discretionary assessment. The Adviser may from time to time recommend criteria for the applicable Board's consideration, but Board-Established Criteria will only become effective if approved by a majority of the Non-Interested Directors. The Non-Interested Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criterion, though applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

factors applicable to that Regulated Fund. Applicants believe that the use of Board-Established Criteria for each of the Regulated Funds is appropriate based on the size and scope of the Adviser's advisory business. Applicants argue that in addition to the other protections offered by the conditions, using Board-Established Criteria in the allocation of Potential Co-Investment Transactions will further reduce the risk of subjectivity in the Adviser's determination of whether an investment opportunity is appropriate for a Regulated Fund. In connection with the Board's annual review of the continued appropriateness of any Board-Established Criteria under condition 9, the Regulated Fund's Adviser will provide information regarding any Co-Investment Transaction (including, but not limited to, Follow-On Investments) effected by the Regulated Fund that did not fit within the then-current Board-Established Criteria.

6.   Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors of the Board eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the "required majority," as defined in section 57(o) of the Act ("Required Majority")[13] will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund.

7.   With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or

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[13]   In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to section 57(o).

Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved

that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in

the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or

Follow-On Investment will be submitted to the Regulated Fund's Eligible Directors. The Board of

any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions

and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must

be submitted to the Eligible Directors.

8.   No Non-Interested Director of a Regulated Fund will have a direct or indirect

financial interest in any Co-Investment Transaction (other than indirectly through share ownership

in one of the Regulated Funds), including any interest in any company whose securities would be

acquired in a Co-Investment Transaction.

9.   Applicants also represent that if the Adviser or its principals, or any person

controlling, controlled by, or under common control with the Adviser or its principals, and the

Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25% of the

outstanding voting shares of a Regulated Fund (the "Shares"), then the Holders will vote such

Shares as required under condition 14. Applicants believe this condition will ensure that the Non-

Interested Directors will act independently in evaluating the Co-Investment Program, because the

ability of the Adviser or its principals to influence the Non-Interested Directors by a suggestion,

explicit or implied, that the Non-Interested Directors can be removed will be limited significantly.

Applicants represent that the Non-Interested Directors will evaluate and approve any such

independent third party, taking into account its qualifications, reputation for independence, cost to

the shareholders, and other factors that they deem relevant.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in joint transactions with the BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, any person who is directly or indirectly controlling, controlled by, or under common control with a BDC is subject to section 57(a)(4). Applicants submit that each of the Regulated Funds and Affiliated Funds could be deemed to be a person related to each Regulated Fund in a manner described by section 57(b) by virtue of being under common control. Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to section 57(a)(4). Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 also applies to joint transactions with Regulated Funds that are BDCs. Section 17(d) of the Act and rule 17d-1 under the Act are applicable to Regulated Funds that are registered closed-end investment companies.

2.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.   Applicants state that in the absence of the requested relief, the Regulated Funds would be, in some circumstances, limited in their ability to participate in attractive and appropriate investment opportunities. Applicants believe that the proposed terms and conditions will ensure that

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the Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Applicants state that the Regulated Funds' participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from, or less advantageous than, that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1. (a) The Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that the Adviser identifies for each Regulated Fund all Potential Co-Investment Transactions that (i) the Adviser considers for any other Regulated Fund or Affiliated Fund and (ii) fall within the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria.

(b) When the Adviser identifies a Potential Co-Investment Transaction for a Regulated Fund under condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

2. (a) If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party's available capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1(b) and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Fund and each Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with another Regulated Fund or an Affiliated Fund only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(A)   the interests of the Regulated Fund's shareholders; and

(B)   the Regulated Fund's then-current Objectives and Strategies;

(iii)   the investment by any other Regulated Funds or any Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Funds or any

Affiliated Funds; provided that, if any other Regulated Fund or any Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

> (A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; and

> (B) the Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Fund with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

> (C) any fees or other compensation that any Regulated Fund or any Affiliated Fund or any affiliated person of any Regulated Fund or any Affiliated Fund receives in connection with the right of a Regulated Fund or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who may each, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party's investment; and

(iv) the proposed investment by the Regulated Fund will not benefit the Adviser, the other Regulated Funds, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any other Regulated Fund or Affiliated Fund during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8,[14] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor. The Adviser will maintain books and records that demonstrate compliance with this condition for each Regulated Fund.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to another Regulated Fund or an Affiliated Fund, but not the Regulated Fund, of the right to

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[14] This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

       7.   (a)   If any Regulated Fund or an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Adviser will:

            (i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

            (ii)   formulate a recommendation as to participation by each Regulated Fund in the disposition.

      (b)   Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Regulated Funds and Affiliated Funds.

      (c)   A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Regulated Fund's Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)   Each Regulated Fund and each Affiliated Fund will bear its own expenses in connection with any such disposition.

8.   (a)   If a Regulated Fund or an Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Adviser will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of a Follow-On Investment is not based on the Regulated Funds'
and the Affiliated Funds' outstanding investments immediately preceding the Follow-On
Investment; and

(ii)   the aggregate amount recommended by the Adviser to be invested by each
Regulated Fund in the Follow-On Investment, together with the amount proposed to be
invested by the participating Affiliated Funds in the same transaction, exceeds the amount of
the opportunity; then the amount invested by each such party will be allocated among them
pro rata based on each party's capital available for investment in the asset class being
allocated, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be
considered a Co-Investment Transaction for all purposes and subject to the other conditions set
forth in the application.

9.   The Non-Interested Directors of each Regulated Fund will be provided quarterly for
review all information concerning Potential Co-Investment Transactions that fell within the
Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria, including
investments in Potential Co-Investment Transactions made by other Regulated Funds and Affiliated
Funds, that the Regulated Fund considered but declined to participate in, and concerning Co-
Investment Transactions in which the Regulated Fund participated, so that the Non-Interested
Directors may determine whether all Potential Co-Investment Transactions and Co-Investment
Transactions during the preceding quarter, including those Potential Co-Investment Transactions
which the Regulated Fund considered but declined to participate in, comply with the conditions of
the Order. In addition, the Non-Interested Directors will consider at least annually: (a) the continued

appropriateness for the Regulated Fund of participating in new and existing Co-Investment

Transactions and (b) the continued appropriateness of any Board-Established Criteria.

10.   Each Regulated Fund will maintain the records required by section 57(f)(3) of the

Act as if each of the Regulated Funds were a business development company and each of the

investments permitted under these conditions were approved by the Required Majority under

section 57(f).

11.   No Non-Interested Director of a Regulated Fund will also be a director, general

partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act)

of an Affiliated Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any

securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of

the distribution of any such securities registered for sale under the Securities Act) will, to the extent

not payable by the Adviser under the investment advisory agreements with the Regulated Funds and

the Affiliated Funds, be shared by the Affiliated Funds and the Regulated Funds in proportion to the

relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee[15] (including break-up or commitment fees but excluding

broker's fees contemplated by section 17(e) or 57(k) of the Act, as applicable), received in

connection with a Co-Investment Transaction will be distributed to the participating Regulated

Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as

the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the

Adviser pending consummation of the transaction, the fee will be deposited into an account

maintained by the Adviser at a bank or banks having the qualifications prescribed in section

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[15]   Applicants are not requesting and the staff of the Commission is not providing any relief for
transaction fees received in connection with any Co-Investment Transaction.

26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Adviser, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of the Adviser, investment advisory fees paid in accordance with the agreements between the Adviser and the Regulated Funds or the Affiliated Funds).

14.   If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the Act or applicable State law affecting the Board's composition, size or manner of election.

15. Each Regulated Fund's chief compliance officer, as defined in rule 38a- 1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary